EXHIBIT 21.1
The following is a list of all of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they do business, if different from their name.

Any other name under which
Company	Jurisdiction	they do business
Jing Tai Industrial Investment Co. Ltd.	Hong Kong	N/A

Jingle Technology Co. Ltd.	BVI	N/A

BHL Networks Technology Co. Ltd.	Cayman Island	N/A

Beijing BHL Networks Technology Co. Ltd.	China	N/A

China Natures Technology Inc.	BVI	N/A

Zhejiang University (Hangzhou) Innoessen Bio-technology Inc.	China	N/A

Anji Science Bio-Product Inc.	China	N/A

Shenzhen Innoessen Bio-Tech Inc.	China	N/A

Jian’ou Yingshi Food Technology Ltd	China	N/A